Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth our ratio of consolidated earnings to fixed charges for the periods presented:

	For the nine months ended September 30,	For the year ended December 31,
	2015	2014	2013	2012	2011	2010
	(Dollars in thousands, unaudited)
Earnings:
Pretax income	$204,286	$164,400	$191,895	$160,735	$132,094	$80,904
Add:
Fixed charges	80,644	105,739	97,233	84,395	78,429	79,342
Less:
Capitalized interest	(436)	(731)	(805)	(689)	(635)	(131)
Total Earnings	$284,494	$269,408	$288,323	$244,441	$209,888	$160,115

Fixed Charges:
Interest expense	$71,108	$91,306	$80,639	$69,261	$61,409	$61,327
Estimated interest within rent expense	9,100	13,702	15,789	14,445	16,385	17,884
Capitalized interest	436	731	805	689	635	131
Total Fixed Charges	$80,644	$105,739	$97,233	$84,395	$78,429	$79,342
Ratio of Earnings to Fixed Charges	3.5	2.5	3.0	2.9	2.7	2.0

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